04003296

UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48873

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Parallax Fund, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Battery Street, 6th Floor
(No. and Street)

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Low **(415) 445-6646**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 27 2004
535

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Roger M. Low**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of **Parallax Fund, L.P.**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Roger M Low

Signature

Jesaga LLC, Manager, General Partner

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition (including schedule of investments).
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On February 26, 2004 before me, April M. Johnson, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Roger M. Low,
Name(s) of Signer(s)

☐ personally known to me – **OR** – ☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

APRIL M. JOHNSON
COMM. #1330172
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2005
PC01

WITNESS my hand and official seal.

April M. Johnson
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Individual
☐ Corporate Officer
Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
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Signer Is Representing: ______

Signer's Name: ______

☐ Individual
☐ Corporate Officer
Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

RIGHT THUMBPRINT OF SIGNER
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Signer Is Representing: ______

PARALLAX FUND, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Harb Levy & Weiland LLP
ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Parallax Fund, L.P.

We have audited the accompanying statement of financial condition of Parallax Fund, L.P., including the schedule of investments, as of December 31, 2003. This financial statement is the responsibility of the general partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the general partner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Parallax Fund, L.P. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 12, 2004

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

PARALLAX FUND, L.P.
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 86,970
Receivable from broker-dealers and clearing organizations	258,914,535
Securities owned, at fair value	229,351,134
Furniture, equipment and leasehold improvements, net	399,054
Other assets	165,214
Total assets	$ 488,916,907
Liabilities and Partners' Capital	
Securities sold short, at fair value	$ 417,016,509
Due to limited partners	9,223,417
Accounts payable and accrued expenses	2,386,109
Deferred compensation payable	1,791,972
Total liabilities	430,418,007
Partners' capital	58,498,900
Total liabilities and partners' capital	$ 488,916,907

See Accompanying Notes to Financial Statement

1. *Nature of Operations and Summary of Significant Accounting Policies*

Parallax Fund, L.P. (the Partnership) is a limited partnership formed in 1996 under the laws of the State of California. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Pacific, Boston and International Securities Exchanges. The Partnership operates as a market maker in certain securities as defined by Rule 15c3-1 of the Securities Exchange Act of 1934. The Agreement of Limited Partnership governs the Partnership's investment and operating activities. Jesaga, LLC, a California limited liability company, serves as general partner.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Realized and unrealized gains and/or losses have been reflected within principal transactions in the statement of operations. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used. Option contracts are stated at the average of "last bid and ask" prices available.

Exchange memberships: Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects the general partner's estimate of the impairment and are included in other assets on the statement of financial condition.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization of $231,950. Furniture and equipment are depreciated straight-line over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized straight-line over five years.

Income taxes: No provision has been made for income taxes because the taxable income of the Partnership is included in the income tax returns of the partners.

Use of estimates: The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the general partner make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. *Cash*

Cash consists of demand deposits with commercial banks which at times may exceed the limits of insurance coverage. The Partnership has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. ***Securities Owned and Sold Short***

Marketable securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Owned	Sold Short
Common stocks	$ 132,963,422	$ 318,191,025
Options	96,387,712	98,825,484
	$ 229,351,134	$ 417,016,509

4. ***Transactions with Affiliates***

During 2003, Bear, Stearns & Company, Inc. was a limited partner in Parallax Fund, L.P. The Partnership clears its trades through Bear, Stearns Securities Corporation, a wholly-owned subsidiary of Bear, Stearns & Company, Inc.

Amounts receivable from and payable to Bear, Stearns Securities Corporation as of December 31, 2003 are as follows:

	Receivable	Payable
Receivable from clearing broker	$ 258,687,774	$ -
Interest	94,660	68,762
Dividends	132,101	259,894
	$ 258,914,535	$ 328,656

The receivable from clearing broker consists of cash deposits in the Partnership's trading account. Withdrawal of cash deposits may be restricted from time-to-time to the extent that the Partnership has sold securities short. In the normal course of business, the balance in the trading account can reflect net amounts due to or from the clearing broker. Generally, interest on the outstanding balances is earned at money market rates and paid at broker call rates.

5. ***Employee Profit Sharing Plan***

The Partnership maintains an employee profit sharing plan covering all of its eligible employees. The Partnership contributes to the plan at the discretion of the general partner. Vesting takes place at a rate of 25% of the contributed balance per year.

6. *Deferred Compensation Plan*

The Partnership maintains a deferred compensation plan for its eligible employees. Vesting takes place at a rate of 25% of the contributed balance per year. Distributions and forfeitures from this plan totaled $1,681,857 and $11,660, respectively, for the year ended December 31, 2003.

7. *Financial Instruments with Off-Balance-Sheet Risk*

The Partnership enters into transactions involving derivatives consisting of exchange-traded options carried at fair value. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. Unrealized gains or losses on derivative contracts are recognized currently and are included in principal transactions in the statement of operations. The Partnership clears all its options transactions through Bear, Stearns Securities Corporation.

An option contract provides the option purchaser with the right, but not the obligation, to buy or sell the underlying security. The option writer is obligated to buy or sell the underlying security if the option purchaser chooses to exercise. The Partnership is required to settle its exchange-traded option positions on a daily basis. Option contracts purchased or written are reported at fair value.

The Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date ("sold short"). The Partnership has recorded these obligations at fair value in the financial statements at December 31, 2003 and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

8. *Net Capital Requirements*

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $18,227,905, which was $17,334,472 in excess of its required net capital of $893,433. The Partnership's aggregate indebtedness to net capital ratio was 0.74 to 1.

9. *Subsequent Events*

During January 2004, limited partner capital contributions totaled $2,835,000. During the same period, general partner capital contributions totaled $517,000.

10. *Schedule of Investments*

Securities owned	
Common stocks - U.S.	
Business and consumer services	
Ebay, Inc. (282,500 Shares)	$ 18,246,675
Others	422,929
Total business and consumer services	18,669,604
Manufacturing	
Proctor & Gamble Co (110,000 Shares)	10,986,800
Others	6,815,569
Total manufacturing	17,802,369
Computer hardware & software	
Dell Inc (113,005 Shares)	3,837,650
Others	12,885,483
Total computer hardware & software	16,723,133
Pharmaceuticals	
Invitrogen Corp (80,000 Shares)	5,600,000
Others	8,699,742
Total pharmaceuticals	14,299,742
Banking & financial	
Citigroup Inc (78,000 Shares)	3,786,120
Others	10,366,601
Total banking & financial	14,152,721
Energy & utilities	10,576,708
Health care	8,210,140
Retail & capital goods	6,674,305
Media	6,463,764
Electronics & semiconductors	6,441,221
Telecommunications equipment & services	4,515,098

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Securities owned - continued from previous page

Construction	3,178,705
Automotive & transportation	2,210,590
Gold, silver, chemicals & metals	1,572,032
Insurance	711,950
Food, restaurant & lodging	496,450
Real estate	264,890
Total common stocks - U.S. (232% of partners' capital)	132,963,422
Options - U.S.	
Business and consumer services	
Ebay, Inc (Jan various strikes, 8,106 contracts)	27,684,640
Others	3,129,198
Total business and consumer services	30,813,838
Manufacturing	7,993,781
Automotive & transportation	7,822,520
Computer hardware & software	6,898,233
Energy & utilities	5,579,118
Banking & financial	5,349,568
Pharmaceuticals	4,911,008
Electronics & semiconductors	4,199,048
Media	3,837,923
Telecommunications equipment & services	3,481,238
Food, restaurant & lodging	2,684,960
Health care	1,772,026
Insurance	1,756,850
Index	2,897,450
Retail & capital goods	1,648,943
Construction	1,345,863
Gold, silver, chemicals & metals	1,308,091
Real estate	8,451
Others	2,078,803
Total options - U.S. (160% of partners' capital)	96,387,712
Total securities owned (392% of partners' capital)	$ 229,351,134

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Securities sold short	
Common stocks - U.S.	
Manufacturing	
3M Company (175,200 Shares)	$ (14,897,256)
Kimberly Clark Corp (83,000 Shares)	(4,904,470)
General Motors Corp (75,000 Shares)	(4,005,000)
Others	(12,777,840)
Total manufacturing	(36,584,566)
Computer hardware & software	
International Business Machines (168,000 Shares)	(15,570,240)
Cisco Systems, Inc. (499,850 Shares)	(12,111,366)
Others	(6,359,826)
Total computer hardware & software	(34,041,432)
Banking & financial	
Goldman Sachs Group, Inc. (50,000 Shares)	(4,936,500)
Others	(15,756,359)
Total banking & financial	(20,692,859)
Media	
TV Azteca (1,159,700 Shares)	(10,553,270)
Others	(3,178,645)
Total media	(13,731,915)
Automotive & transportation	
United Parcel Service, Inc. (976,500 Shares)	(72,798,075)
Others	(479,700)
Total automotive & transportation	(73,277,775)
Energy & utilities	
Exxon Mobile Corp (165,000 Shares)	(6,765,000)
Schlumberger Ltd (102,000 Shares)	(5,581,440)
Southern Corp (140,000 Shares)	(4,235,000)
Others	(13,959,831)
Total energy & utilities	(30,541,271)
Electronics & semiconductors	
Qualcomm Inc (127,806 Shares)	(6,892,578)
National Semiconductor Corp (107,000 Shares)	(4,216,870)
Others	(6,934,693)
Total electronics & semiconductors	(18,044,141)

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Securities sold short	
Common stocks - U.S.	
Health care	
Boston Scientific Corp (135,000 Shares)	(4,962,600)
Others	(4,315,534)
Total health care	(9,278,134)
Telecommunications equipment & services	
Telefonos De Mexico (128,200 Shares)	(4,234,446)
Others	(10,721,197)
Total telecommunications equipment & services	(14,955,643)
Pharmaceuticals	
Shire Pharmaceuticals Group (128,000 Shares)	(3,718,400)
Others	(10,748,477)
Total pharmaceuticals	(14,466,877)
Insurance	
Allstate Corp (84,000 Shares)	(3,613,680)
Others	(3,827,480)
Total insurance	(7,441,160)
Food, restaurant & lodging	
Coca Cola Co (185,000 Shares)	(9,388,750)
Others	(10,425,712)
Total food, restaurant & lodging	(19,814,462)
Broad-based market index	
S&P 500 Depository Receipts (50,000 shares)	(5,564,000)
Retail & capital goods	(6,241,270)
Construction	(4,584,001)
Gold, silver, chemicals & metals	(4,535,889)
Business and consumer services	(4,395,630)
Total common stocks - U.S. (544% of net assets)	(318,191,025)

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Securities sold short	
Options - U.S.	
Business and consumer services	
Ebay, Inc (Jan various strikes, 9,492 contracts)	(34,379,730)
Others	(6,851,113)
Total business and consumer services	(41,230,843)
Pharmaceuticals	(8,031,760)
Computer hardware & software	(6,186,145)
Manufacturing	(5,192,093)
Health care	(4,506,720)
Banking & financial	(4,315,327)
Electronics & semiconductors	(4,006,998)
Energy & utilities	(2,653,453)
Automotive & transportation	(1,799,763)
Telecommunications equipment & services	(1,722,233)
Retail & capital goods	(1,376,280)
Media	(1,373,878)
Insurance	(1,295,380)
Food, restaurant & lodging	(763,845)
Gold, silver, chemicals & metals	(623,130)
Construction	(473,345)
Real estate	(28,688)
Others	(13,245,603)
Total options - U.S. (169% of partners' capital)	(98,825,484)
Total securities sold short (713% of partners' capital)	$(417,016,509)